December 17, 2009

Sent By U.S. Mail and Facsimile (727) 216-6438

Mr. J.R. Stirling
President
American First Financial, Inc.
12900 Vonn Road, Suite B102
Largo, Florida 33774

Re: **American First Financial, Inc.**
        Form 10
        File No. 000-53578
        <u>**Filed November 16, 2009**</u>

Dear Mr. Stirling:

      We have reviewed your filing and have the following comments. We note that you have filed a Form 10 on February 6, 2009 but withdrew it before it became effective and filed a second Form 10 on August 11, 2009 but withdrew it before it became effective. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. As we have noted in our two previous comment letters to you dated March 23, 2009 and September 18, 2009 regarding your previous Forms 10, you have failed to file any exhibits. Please file all exhibits required by Item 601 of Regulation S-K. You may not incorporate by reference to a Form 10 that has been withdrawn.

2. We note numerous typographical errors in the document. Please review and correct these.

Business, page 3

3. As we requested in our two previous comment letters to you dated March 23, 2009 and September 18, 2009, please revise the first paragraph to disclose in this paragraph the amount of your assets and liabilities as of the most recent date and your net income to date for your current fiscal year.

4. Please delete the third through fifth sentences of the first paragraph, from the words, "That situation … through to the sentence ended with "… with the retail customer". The discussion of improvement is better suited for the MD&A section. Since the company neither does warehouse lending by having a credit line and since it does not originate loans, these sentences should be deleted. The remaining discussion provides a description of what the company actually does.

5. Revise to disclose that the Company only uses Global Lending for its referrals or disclose the percentage that are referred to Global.

6. We note your claim in the first paragraph that "in the past AFF operated as the lender." Please revise to indicate that you no longer act as a lender, nor do you buy or sell loans.

7. We note your statement in the first paragraph that you will "use you lender contacts of Global Lending Group. . . to close and fund those loans." Please revise this discussion to disclose that Global Lending Group is under no obligation to fund any of the loans that you want it to fund and that you are totally dependent on Global Lending for any and all revenues. Disclose for the current year and the last two fiscal years how many of the loans you submitted to Global Funding were rejected and how many it funded for the full amount sought.

8. We note that you state in the first paragraph that you pay the originating broker a referral fee equal to two percent of the loan amount. Please disclose in the first paragraph all the types of commissions or other compensation that you receive from Global Lending for each loan application that you submit to Global Lending and that Global decides to fund. Disclose the net amount you keep after paying your referral fee.

9. Please revise the end of the first paragraph to disclose the states Global is licensed to operate in or name the states in which it is not licensed. In addition, explain why AFF is not required to be licensed in each state where borrowers are referred to Global.

10. Please revise the second paragraph to reconcile your claim that you "operate independent of market conditions and that the drop in home prices in Florida "means nothing to us" with the following statements elsewhere in the Form 10:
    *   "Revenue decreased in the current quarter due to general market conditions (page 5);
    *   "Revenue decreased . . . due to general market conditions." (page 7); and
    *   "The current economic conditions have negatively affected our business model" (page 8).

11. Please revise the third paragraph to provide more detail regarding your relationship with Global Lending Group including, but not limited to, the following:
    *   clarify that under the agreement Global Lending is not obligated to make loans to any borrowers whose application you submit;
    *   explain how you "act as a branch of Global's" since you do not have legal authority to act on behalf of Global Lending and cannot make any loans on behalf of Global Lending;
    *   tell us the basis of your claim that you "we need no licenses of our own," explain the legal reasons why you do not need a license as a mortgage broker, and identify the states laws on which you base these claims;
    *   revise your claim that you are "allowed to keep all fees or profits of any kind from the closing of the loan" since the agreement states you are entitled to "all origination points, discount points, closing costs or fees of any kind charged to the borrower" but not profits;
    *   disclose that under the agreement you are responsible for "losses of any kind on loans funded " by you; and
    *   disclose that you gave Global Lending 500,000 shares of your stock.

12. We note the disclosure of your definition of "non-conforming loans" in paragraph five of this section. Please revise to provide your definition of a sub-prime loan, as referred to in paragraph six of this section. Please also revise to disclose the specific terms (e.g. credit score requirements, LTV ratios, collateral

requirements, etc.) for each of these types of loans, as well as the specific differences between non-conforming and sub-prime loans.

13. Please revise the sixth paragraph as follows:

    - explain what is meant by "lender approvals"

    - delete the statement "do not keep records by the number of loans done" and revise to disclose the number of loans and aggregate dollar amount submitted during the six months ended 9/30/09 and the number and dollar amount funded; and,

    - disclose if AFF assumes any liability for the loans or if there are any recourse provisions attached to the loans referred.

14. We note your disclosure in the last paragraph on page 3 that states "We do not keep records by number of loans done, but we know that since our beginning approximately eighty percent of all loans done were sub-prime or non-conforming." Please separately quantify the percentage of all loans which were sub-prime loans versus the percentage which were non-conforming loans. Please revise to disclose how you computed or estimated the percentage of sub-prime and non-conforming loans brokered, and disclose in more detail why you do not keep records of loans brokered as this appears to be your primary business function. Specifically, disclose whether you do not have the summary information of the types of loans brokered or that you in fact do not have the information on an individual loan-by-loan basis for the loans you brokered.

Sources of Funds, page 4

15. As we requested in our two previous comment letters to you dated March 23, 2009 and September 18, 2009, please describe the "broad range of products" you offer or revise to indicate the mortgage loan types offered.

16. As we requested in our two previous comment letters to you dated March 23, 2009 and September 18, 2009, please explain your characterization of the borrowers with whom you conduct business as "credit-quality" given your disclosure on page 3 that you are "most competitive" in the area of obtaining loans for borrowers who have "poor credit risks with recent bankruptcy or loan default experience."

Competition, page 4

17. As we requested in our two previous comment letters to you dated March 23, 2009 and September 18, 2009, please revise this section to explain how your customers are "too small" to have access to or are "not aware" of the existence of any other financial institutions, including local banks and nonbank lenders that offer mortgages loans. In addition, please make the following revisions:
    - disclose the basis for your claim that "most" of your competitors "do not offer non-conforming or sub-prime loan products;"
    - disclose the "net worth" and experience requirements for a mortgage broker to which you refer and how you satisfy those requirements given the going concern opinion of your independent auditor; and
    - discuss competition from "large financial institution but also from regional and local banks, non bank lenders and other mortgage brokers; and
    - your competitive position in the industry and methods of competition as required by Item 101 (h) (4) (iv) of Regulation S-K.

Employees, page 4

18. Please identify how many of your employees are full time, as required by Item 101 (h) (4) (xii) of Regulation S-K.

Regulation, page 4

19. Please describe federal and state regulation that applies to you and its effect on your business as required by Item 101 (h) (4) (ix) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary, page 5

20. As we requested in our comment letter to you dated March 23, 2009, please revise this section to summarize your financial condition, changes in financial condition and results of operations and how you have been affected by the collapse of the real estate and mortgage markets. Please revise this section consistent with Release No. 33-8350. While you have discussed your efforts to cut expenses, you have not addressed the problem of a lack of revenues.

21. We note your statement that the company's "situation has changed considerably for the better" since your independent auditor issued their going concern opinion

for the year ended March 31, 2009. However, we also note that you reported a net loss for the three- and the six-months ended September 30, 2009, and that you had negative working capital. Further, your total assets decreased 91% between March 31, 2009 and September 30, 2009 while your total liabilities remained unchanged, and we note you had negative stockholders' equity at September 30, 2009. In addition, on page 29 you disclose that the promissory demand note from your former director has been called. Given the adverse changes in your financial position subsequent to March 31, 2009, please revise to explain the basis for your assertion that the company's situation has changed for the better, and to address the negative developments as well in order to provide a more balanced discussion of your situation.

22. Please provide more detail regarding your comment that you intend to "grow the mortgage business through acquisitions" including but not limited to the following:

- describe any plans for acquisitions, the types of entities you would seek to acquire and the estimated cost of such acquisitions;

- provide analysis of the likelihood of success in offering stock given your most recent offerings of stock in 2007 and 2008 only $211,750 and those offerings were made when the real estate market was booming and that most of the stock sold in those offerings were purchased by your three officers and directors two of whom are no longer directors;

- make clear that you currently do not have the funds to make any acquisitions; and

- explain your claim that you "have a number of investors that will buy private placement stock."

23. Revise to discuss whether it is realistic to assume you can attract investment dollars and grow your company through acquisitions of small mortgage brokers given your low stock price and the absence of any trades in your stock since December 2008, and your lack of available cash and working capital to fund an acquisition. Specifically discuss the limitations and barriers to such strategies.

24. Please discuss your dependence on Global Funding for all of your loans and the material adverse effect if Global should decide to cease providing funding for loans that you submit to it

25. Please discuss risks to shareholders relating to the fact that Mr. Stirling has control over the company and does has few if any checks on his discretion due to

the fact that he is:
- the sole director;
- the sole executive officer; and
- the majority shareholder and beneficial owner of more than 64 percent of the outstanding shares.

Results of Operations, page 5

26. We note your revised disclosures on pages 5 and 6 in response to our prior comment 24, including an expanded disclosure related to the economic and market conditions affecting your Revenues. You disclose that Revenues declined between 2008 and 2009 due primarily to general economic conditions, a decline in available mortgage products, the demise of several lending customers, lenders restricting their lending policies, and a reduction in real estate values nationally. However, on page 3 you disclose that you "operate impendent of market conditions," and that you do not monitor such factors as the price of homes, unemployment rates, foreclosures and bankruptcy filings. Please revise your disclosures to reconcile this apparent discrepancy. Please clearly explain how the demise of certain investors used by Global Financial Group, Inc. impacted your results of operations. Separately quantify and differentiate between the decrease in demand for loan products you broker versus the decrease in the supply of funding for products your broker.

27. We note your revised disclosures on pages 5 and 6, including your disclosure that Florida is your "main market concentration." However, on page 3 you disclose that you "do not have a designated market area." Please revise your disclosures to reconcile this apparent discrepancy.

28. We note your revised disclosures on page 6 related to the decrease in your Gross Margin in total, and the increase in Gross Margin as a percentage of sales. As previously requested in comment 25 of our letter dated September 18, 2009, please revise to quantify the impact of volume versus price changes in your Revenues, Commissions and Gross Margins for the periods presented. Quantify and discuss the trends in your production volume.

29. Please revise your disclosures on page 7 regarding Revenues, Operating Expenses, and Net Loss for the three- and six-months ended September 30, 2009 to include a more thorough and detailed discussion, similar to the expanded disclosure on pages 5 and 6 for the years ended March 31, 2009 and 2008, of the specific factors affecting your year-to-date fiscal year 2010 financial results.

30. We note your disclosures on page 5 that your revenues decreased due in part to the "demise of a several investors that Global Lending was selling loans to.

Those that did not go out of business revised their loan programs to seriously restrict their previous lending practices." In light of your reliance on Global Lending to fund loans you broker, please revise to discuss the recent trends in the funding abilities Global Lending in greater detail. Provide quantified details of their funding activities and, in light of their limited funding resources, more clearly explain how they exercise their discretion to fund loans that you locate versus loans that tare located by their own branches. Identify any contractual funding prioritization or the lack thereof.

Liquidity and Capital Resources, page 8

31. We note your revised disclosure on page 8 related to Liquidity. However, we continue to believe that your disclosure does not appropriately address the disclosure information required by Item 303(a) (1) of Regulation S-K, which requires you to "*Identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the registrant's liquidity increasing or decreasing in any material way. If a material deficiency is identified, indicate the course of action that the registrant has taken or proposes to take to remedy the deficiency. Also identify and separately describe internal and external sources of liquidity, and briefly discuss any material unused sources of liquid assets.*" As previously requested in prior comment 30 from our comment letter dated September 18, 2009, please revise this section to more adequately disclose the required information, ensuring that your disclosure describes, in detail, trends, demands, etc. related specifically to your market area and business operations.

32. We note your revised disclosure on page 8 related to Capital Resources. However, we continue to believe that your disclosure does not appropriately address the disclosure information required by Item 303(a) (2) (ii) of Regulation S-K, which requires you to "*describe any known material trends, favorable or unfavorable, in the registrant's capital resources. Indicate any expected material changes in the mix and relative cost of such resources. The discussion shall consider changes between equity, debt and any off-balance sheet financing arrangements.*" As previously requested in prior comment 31 from our comment letter dated September 18, 2009, please revise this section to more adequately disclose the required information, ensuring your revised disclosure describes, in detail, trends and changes related specifically to your market area and business operations.

33. You disclose in the first paragraph on page 8 that "The current economic conditions have negatively affected our business model." However, on page 3 you disclose that you do not monitor economic conditions since "none of our operations would be changed by monitoring any of them," and that knowing

such information would not change anything you do now or your future business plans. Please revise your disclosures to reconcile this apparent discrepancy.

34. You state in the second paragraph on page 8 that "Cash used in operations had significantly increased, primarily for expenses in incurred in operations for legal and professional fees related to the public filings. However those requirements have decreased significantly and we anticipate being able to fund any amounts needed in the next twelve months." Please revise to explain in more detail the basis for your statement in the second sentence that cash requirements for legal and professional fees related to the public filings "have decreased significantly" given that you continue to file registration statements with the Commission and that you currently have a lawsuit pending as disclosed on page 13. Further, please more clearly explain how you determined that you would be able to fund any amounts needed for cash used in operations for the next twelve months.

35. Please revise to explain in detail the basis for your statement in the third paragraph of this section, which states that "we believe we can currently satisfy our cash requirements for the next twelve months with our current cash and expected revenues from operations," considering the fact that your operating expenses exceeded your gross margin for each of the years ended March 31, 2008 and 2009 and for the three- and six-months ended September 30, 2009, and that your current assets are well below your current liabilities for all periods. In addition, as previously requested in prior comment 32 from our letter dated September 18, 2009, please ensure your response specifically addresses each of the following items:

    a. Revise to disclose in detail how you will meet your cash requirements;

    b. Discuss whether it is realistic to assume you can fund any operating shortfall through additional capital contributions given the fact that your major stockholder, Mr. Stirling, who owns approximately 65% of your stock, most recent capital contribution involved foregoing his stock compensation award and forgiveness of his loan due to you;

    c. Revise to disclose in detail your efforts to date to obtain "temporary debt financing" and your future plans to obtain such financing;

    d. Revise to discuss whether it is realistic to assume you can fund any operating shortfall through the sale of stock given your low stock price and the absence of any trades in your stock since December 2008;

    e. Revise to disclose in detail your efforts to sell securities; and

f. Revise to disclose specifically whether any shareholder or any other party has made a commitment to make additional capital contributions.

g. Revise to address your disclosure on page 29 that the promissory demand note from your former director has been called.

Directors and Executive Officers, page 10

36. Please revise this section to comply with the requirements of Item 401 of Regulation S-K including but not limited to subsections (e), (f) and (g).

37. Please address any legal issues including issues under state law or under your articles of incorporation relating to the fact that Mr. Stirling is the sole director and sole executive officer.

Item 6 Executive Compensation, page 11

38. At the outset of this section, please explain that Mr. Stirling as the sole director and the sole officer and as the beneficial owner of over 64 percent of the outstanding stock has absolute discretion to award himself compensation as there are not any written compensation policies.

Summary Compensation Table, page 11

39. Please revise this table to disclose the "loans" that you made to Mr. Stirling that you recently forgave. We note your disclosure on page 12 that you intended these loans "as a way to for Mr. Stirling to defer income" or disclose that no loans were forgiven during 2007 or 2008.

40. We note that in the Form 10 filed on August 11, 2009, you stated that you had made $25,000 in stock awards for the year ended March 31, 2007. However, in the Form 10 field November 16, 2009 you do not disclose these awards. Please correct your disclosure or explain the reasons for the discrepancy.

Narrative Disclosure to Summary Compensation and Option Tables, page 11

41. As we requested in our two previous comment letters to you dated March 23, 2009 and September 18, 2009, please comply with Item 402(o) and the related instructions of Regulation S-K by providing the requisite Narrative disclosure to

summary compensation table and grants of plan-based awards table including but not limited to the following:
- the "verbal agreement" is not an agreement because Mr. Stirling has sole discretion to set the amount of his own compensation;
- Mr. Stirling's compensation will not be approved by any officer or member of the board since Mr. Stirling is the only director and the only officer;
- disclose the formula on which commissions were paid in 2007 and 2008;
- delete your characterization of references to an agreement; and
- explain your reasons for cancelling the written management agreement.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 12

42. Please revise the first paragraph to disclose the date the note was issued and the aggregate interest paid. Please file the note as an exhibit.

43. As we requested in our comment letter to you dated September 18, 2009, please revise this section to disclose whether your Directors or Executive Officers have any affiliation with Global Lending Group, Inc. and, if so, the nature of their affiliation.

44. We note here and at various other points in your filing, including on pages 30 and 38, that you refer to both Global Lending Group, Inc. and Global Funding Group. Please revise to disclose your relationship with each of these companies, as well as the relationship between the two entities. Please also revise to clarify whether Justin Moulton is a principal at Global Lending Group, Inc. or Global Funding Group.

Sales of Our Common Stock under Rule 144, page 14

45. Noting the disclosures on page 10 under "Security Ownership…" where disclosure indicates 20,925,000 shares are held by affiliates, revise here to disclose the actual number of shares outstanding as of the latest practicable date, then the number held by affiliates (which should reconcile to the disclosures on page 10) and the number held by non-affiliates.

Item 10 Recent Sales of Unregistered Securities, page 15

46. As we requested in our previous comment letter to you dated September 18, 2009, please revise the first paragraph to disclose the following:
    - the number of shares sold to officer and directors, the average price per share and the price range; and
    - the number of shares sold to the 7 other individuals (who are not officers or directors), the average price per share and the price range;
    - if any of the seven individuals are related parties.

47. Provide us with a copy of the private placement memo used in your 2009 sales

48. Please disclose the restrictive legends that you placed on all stock certificates sold under Section 4(2).

Description of Registrants Securities to be Registered, page 15

49. Your disclosures regarding the number of shares outstanding do not reconcile in several respects. First, the disclosure here states 19,982,205 shares outstanding, the disclosure in the September balance sheet at page 32 indicates 22,582,205 outstanding, and your disclosure on page 10 under "Security Ownership implies over 28 million shares outstanding (20,925,000 equals 73.8%, 100% would equal more than 28,000,000 shares). In this regard, please reconcile the differences for the staff. In addition, please provide the following information:
    - provide the staff with a listing of the 327 shareholders and the number of shares held;
    - provide a list of all shareholders at March 31, 2007 by name and shares held; and,
    - for those shares issued since March 31, 2007 (that is all shares issued since there were 9,257,205 outstanding on the March 31, 2007 balance sheet), provide a list of all issuances, in chronological order, with names of purchaser, dates of purchase, gross sale price, number of shares purchased, and the exemption from registration relied upon for the issuance.

50. Please explain how the number of shareholders grew to 327 since your private placements in 2007 and 2008 were only to 10 persons and were made under Section 4(2).

Item 13. Audited Financial Statements and Supplementary Data, page 16

General

51. As previously requested in prior comment 45 from our letter dated September 18, 2009, please revise to separately identify on the face of your financial statements all amounts due to or from related parties, as well as any related income or expense amounts. Refer to Rule 4-08(k) of Regulation S-X. For example, the title of the Demand notes payable on your balance sheet should reflect that it is payable to a director and shareholder. Similarly, to the extent that your revenues, commission expense, or other expense line items reflect amounts received from or paid to shareholders or other related parties, please revise to separately quantify such amounts.

Note 4. Real Estate Owned, page 27

52. We note your revised disclosures on pages 23 and 27 related to your property held for sale, and that the property was sold during the second quarter of 2010 for liquidity and cash flow purposes. Given the significance of the loss on sale of $27,963 to both the carrying value of the property and your nine-month net loss at September 30, 2009, please address the following:

   a. Disclose whether you obtained a third-party appraisal of the property subsequent to acquisition in 2005.

   b. If you obtained a third-party appraisal of the property subsequent to acquisition in 2005, disclose the date of the most recent third party appraisal you obtained and whether and what kind of adjustments you made to that appraised value. If you did make adjustments to the appraised value, please disclose how you validated your adjustments.

   c. If you did not obtain an appraisal subsequent to acquisition of the property in 2005, please disclose whether you adjusted the carrying value of the property other than the 10% impairment taken in 2007. Further, please disclose in detail how you determined that the carrying value appropriately represented the current fair value of the property given the decline in real estate values in the market during 2008 and 2009.

Note 7. Equity, page 28

53. We note your revised disclosures on pages 28 and 29. In light of the significance to total equity of the $399,996 gain on the sale of marketable equity

securities you recorded in your accumulated other comprehensive income during 2007, as requested in prior comment number 47 from our comment letter dated September 18, 2009, please tell us and disclose the specific facts and circumstances relating to this transaction. Also, please tell us and disclose how you determined that it was appropriate to record the realized gain on sale of marketable equity securities in accumulated other comprehensive income. Identify to us the specific accounting guidance you used to support your conclusion.

54. We note your revised disclosures on pages 28 and 29. In light of the significance to total equity of the ($404,922) realized loss on marketable equity securities that was recorded in accumulated other comprehensive income during 2007, as requested in prior comment 48 from our comment letter dated September 18, 2009, please address the following:

   a. Tell us and disclose in greater detail the specific facts and circumstances surrounding this transaction, including the original amounts recorded in your financial statements and which technical guidance you relied on to determine how to account for the transaction;

   b. Tell us and disclose the details regarding your retirement of Series B convertible preferred stock in 2007; and

   c. Tell us and disclose how you determined that is was appropriate to record the realized loss on the sale of the marketable equity securities as other comprehensive income. Identify to us the specific accounting guidance you used to support your conclusion.

Note 9. Related Party Transactions, page 29

55. We note your revised disclosures on page 29 related to the Loan to Shareholder in response to comment 52 from our comment letter dated September 18, 2009. Please address the following:

   a. As previously requested in prior comment 52, tell us what technical guidance you used when determining the appropriate accounting treatment for this transaction. Specifically, tell us and disclose how you considered this transaction under the guidance of SAB 4.E (ASC 310-10-S99-2), which states that receivables due from officers and directors in exchange for capital stock issued should be recorded as a deduction to stockholders' equity.

   b. Your revised disclosure states that the amount receivable from Mr. Stirling was "incorrectly not imputed for reasonable interest rate." Disclose the amount of imputed interest that was not recorded and how you determined it was appropriate not to revise your financial statements to recognize the loan at its fair value using the imputed interest rate. Further, provide your quantified materiality analysis to support your conclusion. Refer to the guidance of SAB Topic 1.M1 & 1.M2 (ASC 250-10-S99-1).

c. In our prior comment, we asked that you revise to disclose the reason this loan decreased approximately $95,000 between 2008 and 2009 given that Mr. Stirling was applying only $20,000 of his annual salary to pay down the loan. Your revised disclosure states that the loan *increased* by $95,000 through the issuance of a note receivable from Mr. Stirling for $100,000 of stock. Please revise to clarify this discrepancy, and to address our original comment as to why the loan balance *decreased* by $95,000.

d. Please tell us and revise to provide a quarter-by-quarter roll forward of the activity in this loan for the periods presented that describes each journal entry.

e. You state on page 24 that the receivable was recorded as with the intention that amounts advanced were to be compensation at a later date, to be determined by profitability. Please explain how you determined that it was appropriate not to accrue the compensation expense in the period in which it was earned by Mr. Stirling and committed to by American First Financial.

56. We note your revised disclosures in Item 7 on page 12 related to your agreement with Global Lending Group, Inc. However, it does not appear your disclosures included here in Note 9 have been revised. Therefore, as previously requested in comment 54 from our letter dated September 18, 2009, please address the following:

a. Revise this footnote to clearly disclose the specific facts and circumstances regarding the agreement to give shares of your company to Global Lending Group in exchange for loan origination and funding services, including the number of shares exchanged and how you recorded this transaction in your financial statements.

b. Identify the terms of the license, including the rights you receive under that license.

c. Identify the technical guidance you used in determining how to account for this transaction.

57. We note your revised disclosures on pages 29 and 30 in response to comments 55, 56 and 57 from our comment letter dated September 18, 2009 related to the

stock bonus compensation award to Mr. Stirling. We continue to have questions related to apparent discrepancies between this footnote disclosure, the amount of compensation expense reflected on the face of your Statement of Operations and your Item 6. Executive Compensation disclosure on page 11. Please address the following:

a. You disclosure again states that Mr. Stirling forgave his stock compensation distribution on March 31, 2008. However, you have recorded $25,000 in Stock Based Compensation expense in your Statement of Operations for the year ended March 31, 2008. Please revise to clarify this discrepancy.

b. Despite the fact that you recorded $25,000 in Stock Based Compensation expense in your Statement of Operations for the year ended March 31, 2008, we note that you no longer present any stock awards expense or option awards expense in your Executive Compensation table on page 11. In your prior Form 10 filing, filed on August 11, 2009, you had presented $25,000 of stock awards expense and $41,000 of option awards expense in this table. Please revise your disclosures to resolve this difference.

c. As previously requested, please tell us the *specific* technical guidance you used in determining how to account for Mr. Stirling's forgiveness of stock compensation in March of 2008.

d. You disclose on page 29 that you had zero compensation expense for the year ended March 31, 2009. However, we note that you recorded $20,000 in Stock Based Compensation expense on the face of your Statement of Operations for the year ended March 31, 2009. Please revise to resolve this difference.

e. Please revise to provide a breakdown of compensation expense by period that details the nature of the expense (stock compensation, deferred compensation, perks, commission, etc.) and the basis by which such amounts were computed.

Item 14. Unaudited Financial Statements and Supplementary Data

Note 8. Related Party Transactions, page 38

58. We note that certain of your related party disclosures do not appear to be consistent with your related party disclosures included in Note 9 on pages 29 and 30 for the years ended March 31, 2009 and 2008. Please revise this footnote to reconcile the discrepancies in your disclosures.

59. You disclose that you held a Loan to Shareholder in the amount of $98,459 at September 30, 2009. However, per review of your Statement of Cash Flows on page 34, it appears that loan was forgiven and it is no longer reflected on your Balance Sheet at September 30, 2009. Please revise your disclosure to appropriately describe the current status of this loan at September 30, 2009.

60. In footnote 9 to your financial statements for the year ended March 31, 2009, on page 29, you disclose that the Demand Promissory Note payable of $69,030 to a Board member was called subsequent to year end and repayment negotiations are currently in process. You disclose a similar statement on page 12 of your filing. Please revise this footnote to your September 30, 2009 interim financial statements to include this statement. In addition, please include a disclosure addressing the current status of the repayment negotiations and how the repayment of this note payable will affect your future liquidity and financial position given your low cash balance and lack of working capital at September 30, 2009.

Note 9. Commitment and Contingencies, page 39

61. Please revise the first paragraph to disclose that, on June 1, 2009, you moved your business operations to a location for which you do not pay rent. The revised disclosure should be similar to what you disclose in Note 10 on page 10. To the extent that rent is covered by one or more of your principal shareholders, please revise your financial statements to reflect such expenses pursuant to SAB Topic 5T (ASC 225-10-S99-4).

* * * * * * * * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brittany Ebbertt at (202) 551-3572 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Attorney